Exhibit 99.1

Baidu Announces Second Quarter 2013 Results

BEIJING, China, July 24, 2013 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the second quarter ended June 30, 20131.

Second Quarter 2013 Highlights

•	Total revenues in the second quarter of 2013 were RMB7.561 billion ($1.232 billion), a 38.6% increase from the corresponding period in 2012.

•	Operating profit in the second quarter of 2013 was RMB2.904 billion ($473.1 million), a 3.2% increase from the corresponding period in 2012.

•

Net income attributable to Baidu in the second quarter of 2013 was RMB2.644 billion ($430.8 million), a 4.5% decrease from the corresponding period in 2012. Diluted earnings attributable to Baidu per ADS for the second quarter of 2013 were RMB7.52 ($1.22); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2013 were RMB7.75 ($1.26).

“We made solid progress in the second quarter, adding a record 58,000 online active customers,” said Robin Li, chairman and chief executive officer of Baidu. “The adoption of our mobile platform gained momentum and mobile monetization improved. Mobile revenues for the first time accounted for over 10% of our total revenues this quarter.”

Mr. Li continued, “Our recent investments have further strengthened Baidu’s position in key strategic areas such as search, LBS, app distribution and online video. Our market-leading technology, innovative new products and unrivaled customer value proposition will keep us at the heart of the Internet in China.”

“We are encouraged to see clear progress in key investment areas,” commented Jennifer Li, Baidu’s chief financial officer. “We will continue to invest aggressively and remain committed to building long-term value for our shareholders.”

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1374 to US$1.00, the effective noon buying rate as of June 28, 2013, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Second Quarter 2013 Results

Baidu reported total revenues of RMB7.561 billion ($1.232 billion) for the second quarter of 2013, representing a 38.6% increase from the corresponding period in 2012.

Online marketing revenues for the second quarter of 2013 were RMB7.539 billion ($1.228 billion), representing a 38.3% increase from the corresponding period in 2012. Baidu had about 468,000 active online marketing customers in the second quarter of 2013, representing a 33.0% increase from the corresponding period in 2012 and a 14.1% increase from the first quarter of 2013.

Revenue per online marketing customer for the second quarter was approximately RMB16,100 ($2,623), a 3.9% increase from the corresponding period in 2012 and an 11.0% increase compared to the first quarter of 2013.

Traffic acquisition cost (TAC) as a component of cost of revenues was RMB880.0 million ($143.4 million), representing 11.6% of total revenues, as compared to 8.3% in the corresponding period in 2012 and 10.2% in the first quarter of 2013. The increase mainly reflected increased contextual ads contributions and hao123 promotions through our network.

Bandwidth costs as a component of cost of revenues were RMB457.3 million ($74.5 million), representing 6.0% of total revenues, compared to 4.4% in the corresponding period in 2012. Depreciation costs as a component of cost of revenues were RMB357.0 million ($58.2 million), representing 4.7% of total revenues, compared to 4.5% in the corresponding period in 2012. The increase was mainly due to an increase in network infrastructure capacity.

Content costs as a component of cost of revenues were RMB150.7 million ($24.5 million), representing 2.0% of total revenues, compared to 0.6% in the corresponding period in 2012, and 1.6% in the previous quarter. The year-over-year increase was mainly due to the inclusion of iQiyi’s content costs.

Selling, general and administrative expenses were RMB1.078 billion ($175.7 million), representing an increase of 83.5% from the corresponding period in 2012, primarily due to expenses related to the promotion of our products.

Research and development expenses were RMB941.8 million ($153.4 million), a 72.6% increase from the corresponding period in 2012, primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB83.3 million ($13.6 million) in the second quarter of 2013, compared to RMB53.9 million in the corresponding period in 2012 and RMB110.9 million in the first quarter of 2013.

Operating profit was RMB2.904 billion ($473.1 million), representing a 3.2% increase from the corresponding period in 2012. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB2.987 billion ($486.7 million), a 4.1% increase from the corresponding period in 2012.

Income tax expense was RMB513.2 million ($83.6 million), compared to income tax expense of RMB235.4 million in the corresponding period in 2012. The effective tax rate for the second quarter of 2013 was 16.3%, as compared to 7.9% for the corresponding period in 2012 and 16.2% in the first quarter of 2013.

Net income attributable to Baidu was RMB2.644 billion ($430.8 million), representing a 4.5% decrease from the corresponding period in 2012. Basic and diluted earnings per ADS for the second quarter of 2013 amounted to RMB7.52 ($1.23) and RMB7.52 ($1.22), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) was RMB2.727 billion ($444.4 million), a 3.4% decrease from the corresponding period in 2012. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2013 amounted to RMB7.76 ($1.26) and RMB7.75 ($1.26), respectively.

As of June 30, 2013, the Company had cash, cash equivalents and short-term investments of RMB34.069 billion ($5.551 billion). Net operating cash inflow for the second quarter of 2013 was RMB3.205 billion ($522.2 million). Capital expenditures for the second quarter of 2013 were RMB547.8million ($89.3 million).

Adjusted EBITDA (non-GAAP), defined as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB3.477 billion ($566.5 million) for the second quarter of 2013, representing an 8.4% increase from the corresponding period in 2012.

Outlook for Third Quarter 2013

Baidu currently expects to generate total revenues in an amount ranging from RMB8.730 billion ($1.422 billion) to RMB8.960 billion ($1.460 billion) for the third quarter of 2013, representing a 39.7% to 43.3% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on July 24, 2013, U.S. Eastern Time (8:00 AM on July 25, 2013, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65-6723-9381
U.S.:	+1-845-675-0437
UK:	+44-203-059-8139
Hong Kong:	+852-2475-0994

Passcode for all regions: 16916370

A replay of the conference call may be accessed by phone at the following number until July 31, 2013:

International: +61-2-8199-0299

Passcode: 16916370

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the third quarter 2013 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

For investor and media inquiries, please contact:

China

Victor Tseng

Baidu, Inc.

Tel: +86-10-5992-7244

ir@baidu.com

Nick Beswick

Brunswick Group LLC

Tel: +86-10-5960-8600

baidu@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group LLC

Tel: +1-212-333-3810

baidu@brunswickgroup.com

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In RMB thousands except for number of shares and per share data)	June 30 2013	December 31 2012
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	9,028,999	11,880,632
Restricted cash	330,754	395,029
Short-term investments	25,040,393	20,604,223
Accounts receivable, net	1,786,638	1,253,483
Deferred tax assets, net	243,482	160,315
Other assets, current	996,244	380,407

Total current assets	37,426,510	34,674,089

Non-current assets:
Fixed assets, net	4,231,365	3,887,877
Intangible assets, net	2,315,459	1,587,665
Goodwill	5,983,192	3,877,564
Long-term investments, net	1,603,532	803,499
Deferred tax assets, net	48,575	53,303
Other assets, non-current	791,826	784,893

Total non-current assets	14,973,949	10,994,801

Total assets	52,400,459	45,668,890

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	47,200	0
Accounts payable and accrued liabilities	4,675,516	3,806,836
Customer advances and deposits	1,990,234	2,067,586
Deferred revenue	110,734	94,121
Deferred income	72,287	64,506
Long-term loans, current portion	2,147,544	2,170,978
Capital lease obligation	33,578	32,502

Total current liabilities	9,077,093	8,236,529

Non-current liabilities:
Deferred income	340,800	190,000
Long-term loans	348,359	356,589
Notes payable	9,196,593	9,336,686
Deferred tax liabilities	885,525	289,482
Capital lease obligation	27,418	44,479

Total non-current liabilities	10,798,695	10,217,236

Total liabilities	19,875,788	18,453,765

Redeemable noncontrolling interests	924,408	1,033,283

Equity

Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,202,710 shares and 27,224,449 shares issued and outstanding as at December 31, 2012 and June 30, 2013	12	12

Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,763,000 shares and 7,753,000 shares issued and outstanding as at December 31, 2012 and June 30, 2013	3	3
Additional paid-in capital	2,284,601	2,095,273
Retained earnings	28,726,137	24,038,219
Accumulated other comprehensive loss	233,824	(78,278)

Total Baidu, Inc. shareholders’ equity	31,244,577	26,055,229
Noncontrolling interests	355,686	126,613
Total equity	31,600,263	26,181,842

Total liabilities, redeemable noncontrolling interests, and equity	52,400,459	45,668,890

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended
(In RMB thousands except for share, per share (or ADS) information)	June 30, 2013	June 30, 2012	March 31, 2013
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	7,539,133	5,451,555	5,952,898
Other services	21,682	4,677	15,640

Total revenues	7,560,815	5,456,232	5,968,538

Operating costs and expenses:
Cost of revenues (note 1, 2)	(2,637,118)	(1,508,168)	(2,099,264)
Selling, general and administrative (note 2)	(1,078,066)	(587,626)	(848,102)
Research and development (note 2)	(941,766)	(545,549)	(810,682)

Total operating costs and expenses	(4,656,950)	(2,641,343)	(3,758,048)

Operating profit	2,903,865	2,814,889	2,210,490

Other income:
Interest income	317,811	203,327	273,987
Interest expense	(91,249)	(25,527)	(89,246)
Foreign exchange gain (loss), net	(6,382)	864	(461)
Loss from equity method investments	84	(57,331)	(5,453)
Other income (loss), net	27,341	47,581	6,468

Total other income	247,605	168,914	185,295

Income before income taxes	3,151,470	2,983,803	2,395,785

Income taxes	(513,170)	(235,355)	(388,861)

Net income	2,638,300	2,748,448	2,006,924

Less: net loss attributable to noncontrolling interests	(5,589)	(21,422)	(35,908)
Net income attributable to Baidu, Inc.	2,643,889	2,769,870	2,042,832

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu, Inc.-Basic	75.19	78.70	58.86
Net income attributable to Baidu, Inc.-Diluted	75.15	78.59	58.82

Earnings per ADS (1 Class A ordinary share equals 10 ADSs):
Net income attributable to Baidu, Inc.-Basic	7.52	7.87	5.89
Net income attributable to Baidu, Inc.-Diluted	7.52	7.86	5.88

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,975,728	34,931,905	34,968,420
Diluted	34,994,400	34,982,601	34,989,911

(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(544,958)	(392,544)	(432,768)
Traffic acquisition costs	(879,971)	(453,687)	(609,606)
Bandwidth costs	(457,287)	(242,592)	(404,880)
Depreciation costs	(356,979)	(245,925)	(333,101)
Operational costs	(243,229)	(137,765)	(218,712)
Content costs	(150,652)	(33,162)	(95,791)
Share-based compensation expenses	(4,042)	(2,493)	(4,406)

Total cost of revenues	(2,637,118)	(1,508,168)	(2,099,264)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(4,042)	(2,493)	(4,406)
Selling, general and administrative	(22,135)	(17,800)	(29,540)
Research and development	(57,107)	(33,571)	(77,002)

Total share-based compensation expenses	(83,284)	(53,864)	(110,948)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended June 30, 2012			Three months ended March 31, 2013			Three months ended June 30, 2013
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Operating profit	2,814,889	53,864	2,868,753	2,210,490	110,948	2,321,438	2,903,865	83,284	2,987,149

	Three months ended June 30, 2012			Three months ended March 31, 2013			Three months ended June 30, 2013
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income attributable to Baidu, Inc.	2,769,870	53,864	2,823,734	2,042,832	110,948	2,153,780	2,643,889	83,284	2,727,173

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	June 30, 2012	total revenues	March 31, 2013	total revenues	June 30, 2013	total revenues
Net cash provided by operating activities	3,040,234	56%	2,185,543	37%	3,205,046	42%

Changes in assets and liabilities, net of effects of acquisitions	100,205	2%	391,950	6%	6,321	0%
Income taxes expenses	235,355	4%	388,861	7%	513,170	7%
Interest income and other, net	(168,914)	–3%	(185,295)	–3%	(247,605)	–3%

Adjusted EBITDA	3,206,880	59%	2,781,059	47%	3,476,932	46%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.